Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China, 511400

February 11, 2024

VIA EDGAR

Ms. Rucha Pandit

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

Re:	Top KingWin Ltd
Registration Statement on Form F-3, as amended
Filed on November 6, 2024
File No. 333-283030

Dear Ms. Pandit:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Top KingWin Ltd hereby requests that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated, so that it will become effective at 4:00 pm, Eastern Time, on February 13, 2025, or as soon thereafter as practicable.

Very truly yours,

Top KingWin Ltd

By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors